                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  1  )*


                                  Imtec Inc
                                (Name of Issuer)

                   $.01 Par Value Common Stock
                         (Title of Class of Securities)

                              452 909 104
                                (CUSIP Number)

    Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following page(s))
                              Page 1 of 3  Pages

CUSIP NO. 452 909 104

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons:
    Lieber & Company          13-2639722


(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [x]


(3)    SEC Use Only


(4)   Citizenship or Place of Organization:

      New York

Number of Shares               (5)Sole Voting Power                 25,000
Beneficially                   (6)Shared Voting Power                    0
Owned by Each                  (7)Sole Dispositive Power            25,000
Reporting Person With:         (8)Shared Dispositive Power               0


(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

      25,000

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
      [ ]


(11)  Percent of Class Represented by Amount in Row 9

      1.87%

(12)   Type of Reporting Person (See Instructions)

      Lieber & Company (IA)

CERTIFICATION:

    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE:

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION

March 28, 1995
Date


Signature

Dorothy F. Crowe Assistant Vice President & Compliance Officer







Name of Reporting Person and S.S. or I.R.S. Identification No. of Above Person:


Lieber & Company (IA)            13-2639722
Evergreen Asset Management        13-2682544